United States securities and exchange commission logo





                              October 5, 2023

       Howard W. Lutnick
       Chief Executive Officer
       CF Acquisition Corp. VIII
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VIII
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 29,
2023
                                                            File No. 333-273963

       Dear Howard W. Lutnick:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 23, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to comment 1 and reissue in part. We note your disclosure that
                                                        "[a]ssuming the shares
registered hereunder are sold at a price of $11.13 per share
                                                        (representing the
closing price of the CF VIII Class A Common Stock on Nasdaq on
                                                        September 11, 2023),
the per-share profit for the Loan Shares, Non-Promote Forward
                                                        Purchase Shares,
Placement Shares and Promote Forward Purchase Shares held by the
                                                        Sponsor and the
Placement Shares held by the independent director would be $1.13,
                                                        $1.17, $1.46, $11.13
and $11.13, respectively." Please revise to disclose the aggregate potential profit the
Selling Securityholders will earn based on the current trading price and the number of shares
being registered for resale.
              Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.
 Howard W. Lutnick
CF Acquisition Corp. VIII
October 5, 2023
Page 2



                                         Sincerely,
FirstName LastNameHoward W. Lutnick
                                         Division of Corporation Finance
Comapany NameCF Acquisition Corp. VIII
                                         Office of Trade & Services
October 5, 2023 Page 2
cc:       Javad Husain
FirstName LastName